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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              WYMAN-GORDON COMPANY
                           (Name of Subject Company)

                              WYMAN-GORDON COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  983085 10 1
                     (CUSIP Number of Class of Securities)

                                DAVID P. GRUBER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              WYMAN-GORDON COMPANY
                              244 WORCESTER STREET
                                 P.O. BOX 8001
                    NORTH GRAFTON, MASSACHUSETTS 01536-8001
                                 (508) 839-4441
 (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:
                              DAVID F. DIETZ, P.C.
                          JOSEPH L. JOHNSON III, P.C.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Wyman-Gordon Company, a Massachusetts corporation (the "Company"), and the address of the principal executive offices of the Company is 244 Worcester Street, P.O. Box 8001, North Grafton, Massachusetts 01536-8001. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Solicitation/Recommendation Statement relates to the tender offer by WGC Acquisition Corp., a Massachusetts corporation (the "Purchaser") and a wholly-owned subsidiary of Precision Castparts Corp., an Oregon corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 21, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Shares at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes (the "Offer Price"), if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 17, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). Certain terms of the Merger Agreement are described below in Item 3(b)(2).

    Parent has formed the Purchaser in connection with the Offer and the Merger Agreement. The principal executive offices of each of Parent and the Purchaser are located at 4650 S.W. Macadam Avenue, Suite 440, Portland, Oregon 97201.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b)(1) The following describes material contracts, agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates:

EXECUTIVE SEVERANCE AGREEMENTS WITH OFFICERS

    The Company has entered into executive severance agreements with the following officers of the Company: David P. Gruber, J. Douglas Whelan, Sanjay N. Shah, J. Stewart Smith, Colin Stead, Wallace F. Whitney, Jr., Frank J. Zugel, David J. Sulzbach and William T. McGovern. Each severance agreement provides that in the event of the qualifying termination (as defined in the agreement) of the officer's employment within three years following a change in control (as defined in the agreement) of the Company, the officer is entitled to the following severance benefits: (i) a payment equal to a maximum of 250% of the officer's total annual compensation (as defined in the agreement), (ii) continuation of medical, accident, disability, life and any other insurance coverages for up to 24 months following termination , (iii) accelerated vesting of existing options and stock appreciation rights and (iv) two years of additional accrual under the Company's Supplemental Retirement Plan for Senior Executives. No benefits are payable under the severance agreements in the event of the officer's termination for cause, in the event of retirement, disability or death or in cases of voluntary termination in circumstances other than those specified in the agreements that would entitle an officer to benefits. The consummation of the transactions contemplated by the Merger Agreement will constitute a change in control under each officer's severance agreement. The following events, among others, are deemed "Qualifying Terminations" under each officer's severance agreement that would entitle him to receive severance benefits: (i) a change in the officer's status or position with the Company that, in the officer's reasonable judgment, represents an adverse change from his status or position in effect immediately before the change of control; (ii) the assignment to the officer of any duties or responsibilities that, in his reasonable judgment, are inconsistent with his status or position in effect immediately before the change of control; (iii) the layoff or involuntary termination of the officer's employment, except in connection with the termination of the officer's employment for cause (as defined in the agreement) or as a result of his death, retirement or disability (as defined in the agreement); (iv) a reduction by the Company in the officer's total compensation as in effect at the time of the change of control or as the same may be increased from time to time; (v) the failure by the Company to continue in effect any Plan (as defined in the agreement) in which the officer is participating at the time of the change of control; (vi) any action or inaction by the Company that would adversely affect the officer's continued participation in any Plan (as defined in the agreement) on at least as favorable a basis as was the case at the time of the change of control, or that would materially reduce the officer's benefits in the future under the Plan (as defined in the agreement) or deprive him of any material benefits that he enjoyed at the time of the change of control, except to the extent that such action or inaction by the Company is required by the terms of the Plan (as defined in the agreement) as in effect immediately before the change of control, or is necessary to comply with applicable law or to preserve the qualification of the Plan under section 401(a) of the Internal Revenue Code, and except to the extent that the Company provides the officer with substantially equivalent benefits; (vii) the Company's failure to obtain the express assumption of the agreement by any successor to the Company as provided in the agreement; (viii) any material violation by the Company of any agreement between it and the officer; and (ix) the failure by the Company, without the officer's consent, to pay him any portion of his current compensation, or to pay him any portion of any deferred compensation, within 30 days of the date the officer notifies the Company that such compensation is due. The severance agreements also provide that in the event the receipt of the severance payments causes the officer to become subject to the 20 percent excise tax imposed by Section 280G of the Internal Revenue Code, the severance payments will be reduced to a level at which no excise tax will be imposed only if the officer's net after-tax benefit is greater with the reduction. The officer's severance payments will not be reduced if the officer's net after-tax benefit is greater without the reduction. In this case, the Company's tax deductions with respect to the officer's severance benefit will be limited to an amount that does not exceed the officer's average taxable compensation in the last five years.

    As a result of the consummation of the transactions contemplated by the Merger, the performance shares and options set forth in the following table held by the officers will become fully vested.

                                                                  NUMBER OF           NUMBER OF      OPTION SHARES
NAME                                                         PERFORMANCE SHARES     OPTION SHARES  EXERCISE PRICE($)
---------------------------------------------------------  -----------------------  -------------  -----------------
David P. Gruber..........................................             5,700              29,250           16.625
J. Douglas Whelan........................................             3,800              19,750           16.625
William T. McGovern......................................            --                  15,000            9.875
Sanjay N. Shah...........................................             2,800              14,625           16.625
J. Stewart Smith.........................................             1,820              11,539           16.75
Colin Stead..............................................             1,820              11,539           16.75
David J. Sulzbach........................................             1,820              11,539           16.75
Wallace F. Whitney, Jr...................................             2,800              14,625           16.625
Frank J. Zugel...........................................             3,800              19,750           16.625

    A copy of the form of severance agreement entered into with each officer is attached hereto as Exhibit 4 and a copy of the form of amendment to each officer's severance agreement is attached hereto as Exhibit 5. Both the form of severance agreement and the form of amendment thereto are incorporated herein by reference.

    (b)(2) The following describes material contracts, agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and the Purchaser and Parent and their respective executive officers, directors or affiliates.

    THE MERGER AGREEMENT

    In connection with the Offer, the Company has entered into the Merger Agreement with the Purchaser and Parent. A summary of the Merger Agreement is set forth below. A copy of the Merger Agreement is attached hereto as Exhibit 3, and the following summary is qualified in its entirety by reference to the text of the Merger Agreement, which is incorporated herein by reference.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer by the Purchaser as soon as practicable after the date of the Merger Agreement, but in any event not later than five business days following the public announcement of the Offer. The obligation of the Purchaser to accept for payment and pay for any Shares tendered pursuant to the Offer is subject to the satisfaction of certain conditions, which are described below in "--Conditions to the Offer." Subject to the prior satisfaction or waiver of the conditions to the Offer, the Purchaser shall accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as soon as legally permissible under the Merger Agreement and applicable law. Unless it is extended on the terms described below, the Offer will expire at 12:00 midnight, New York City time, on June 18, 1999. The Merger Agreement provides that Parent will not, without the prior written consent of the Company, amend, or permit to be amended, the Offer to (i) decrease the Offer Price, (ii) change the consideration into a form other than cash, (iii) add any conditions to the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, (iv) amend (other than to waive) the Minimum Condition (as hereinafter defined) or certain other conditions, which are described below in "--Conditions to the Offer," or (v) reduce the maximum number of Shares to be purchased in the Offer. In addition, if (i) on the initial scheduled expiration date of the Offer (the "Initial Expiration Date"), which shall be 20 business days after the date the Offer is commenced, all conditions to the Offer shall not have been satisfied or waived, Purchaser may, from time to time, in its sole discretion, extend the expiration date of the Offer (the "Expiration Date"); provided, however, that, the Expiration Date, as extended, shall be no later than the date that is 60 business days immediately following the Initial Expiration Date (the "Final Expiration Date"); and provided further that if on the Initial Expiration Date, all conditions to the Offer shall have been satisfied or waived other than the Minimum Condition, Purchaser shall be required to extend the Expiration Date to the date that is ten business days immediately following the Initial Expiration Date and (ii) on the Initial Expiration Date, the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in respect of the Offer shall not have expired or been terminated and all other conditions to the Offer shall have been satisfied or waived other than the Minimum Condition and certain other conditions as set forth in the Merger Agreement as they relate to compliance with the HSR Act or other applicable antitrust laws, Purchaser shall be required to extend the Expiration Date for such additional periods as may be necessary to permit the parties to seek to obtain termination of the waiting period under the HSR Act up to the date that is nine months after the date upon which Parent files a pre-merger notification and report form under the HSR Act (the "HSR Expiration Date"); provided, however, that if the applicable waiting period (and any extension thereof) under the HSR Act in respect of the Offer expires or is terminated prior to the date that is ten business days prior to the HSR Expiration Date, the Expiration Date shall be the date which is ten business days immediately following public disclosure of the expiration or termination of the waiting period under the HSR Act.

    THE MERGER. The Merger Agreement provides that, as promptly as practicable following the Offer and the satisfaction or waiver of the conditions described below in "--Conditions to the Merger," the Purchaser will be merged with and into the Company, with the Company being the Surviving Corporation, and each then outstanding Share (other than issued and outstanding Shares owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent, Shares held by the Company or any direct or indirect subsidiary of the Company (including treasury shares) and Shares held by holders who perfect any appraisal rights that they may have under the Massachusetts General Laws, as amended (the "MGL")) will, by virtue of the Merger and without any further action on the part of the holder thereof, be converted automatically into the right to receive $20.00 in cash or such higher price, if any, as may be offered and paid in the Offer (the "Merger Consideration"). All Shares owned by the Company or any direct or indirect subsidiary of the Company (including treasury shares) and all Shares owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent will be canceled and retired and cease to exist without the payment of any consideration. In addition, the Merger Agreement provides that, as promptly as practicable after all of the conditions to the Merger as set forth in the Merger Agreement shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, the Company shall duly execute and file articles of merger (the "Articles of Merger") with the Secretary of State of the Commonwealth of Massachusetts in accordance with the MGL. The Merger shall become effective at such time as the Articles of Merger, accompanied by payment of the filing fee (as provided in Chapter 156B of the MGL), have been examined by and received the endorsed approval of the Secretary of State of the Commonwealth of Massachusetts (the "Effective Time").

    CONDITIONS TO THE OFFER. The Merger Agreement provides that, subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission") (including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and in addition to the conditions that
(A) at least two-thirds of the Shares on a fully diluted basis are validly tendered and not withdrawn immediately prior to the expiration date of the Offer (the "Minimum Condition") and (B) any applicable waiting period and any extension thereof under the HSR Act shall have expired or been terminated, Parent and the Purchaser shall not be required to accept for payment or pay for any Shares and may delay the acceptance for payment of and payment for any Shares, if at any time on or after the date of the Merger Agreement, and prior to the time of the expiration of the offer, any of the following conditions exist or shall occur or remain in effect:

    (i) any state or federal government or governmental authority or any United States or state court of competent jurisdiction (collectively, a "Governmental Entity") shall have issued an order, decree or ruling or taken any other action, including instituting any legal proceeding, (which order, decree, ruling or other action the parties agree to use their commercially reasonable best efforts to lift), which seeks to restrain, enjoin or otherwise prohibit or significantly delay the Merger Agreement and the transactions contemplated thereby, including without limitation the Merger and the Offer (collectively, the "Transactions");

    (ii) (A) any of the representations and warranties of the Company set forth in the Merger Agreement which are qualified by materiality or a material adverse effect on the Company or words of similar effect shall not have been, or cease to be, true and correct (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall not have been true and correct as of such date) or (B) any of the representations and warranties of the Company set forth in the Merger Agreement which are not so qualified shall not have been, or cease to be, true and correct in all material respects (except to the extent such representations and warranties expressly relate to a specific date, in which case such representations and warranties shall not have been true and correct in all material respects as of such date);

    (iii) the Company shall not have performed all obligations required to be performed by it under the Merger Agreement, including, without limitation, certain covenants contained therein, except where any failure to perform would, individually or in the aggregate, not reasonably be expected to have a material adverse effect on the Company or materially impair or significantly delay the ability of Purchaser to consummate the Offer;

    (iv) there shall have occurred after the date of the Merger Agreement any change or effect concerning the Company or a subsidiary of the Company which has had or would reasonably be expected to have a material adverse effect on the business, operations or condition (financial or otherwise) of the Company and the subsidiaries of the Company taken as a whole (other than any changes that are related to or result from the announcement or pendency of the Offer and/or the Merger, including disruptions to the Company's business or the businesses of subsidiaries of the Company, and their respective employees, customers and suppliers);

    (v) the Merger Agreement shall have been terminated in accordance with its terms;

    (vi) any consent, authorization, order or approval of (or filing or registration with) any Governmental Entity or other third party required to be made or obtained by the Company or any subsidiary of the Company or affiliates in connection with the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions shall not have been obtained or made, except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration, would not have a material adverse affect on the Company or would not reasonably be expected to materially impair or significantly delay the ability of Purchaser to consummate the offer; or

    (vii) there shall have occurred (A) any general suspension of trading in, or limitation on prices for securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market for a period in excess of 24 hours (excluding suspension or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a general banking moratorium or any general suspension of payments in respect of banks in the United States (whether or not mandatory), or
(C) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

    Parent may, in its sole discretion, waive any of the foregoing conditions in whole or in part, at any time and from time to time. If the Offer is terminated due to the occurrence of any of the foregoing events, all tendered Shares not theretofore accepted for payment shall promptly be returned to the tendering stockholders.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the obligations of the Company, Parent and the Purchaser to effect the Merger are subject to the fulfillment or waiver, at or prior to the closing of the Merger (the "Closing Date"), of each of the following conditions: (i) if required by applicable law, the Merger Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by the MGL and the Articles of Organization of the Company, (ii) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (iii) all necessary approvals, authorizations and consents of any governmental or regulatory entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated, except where such failure would not have a material adverse effect on either the Company or Parent, as the case may be, or would not be reasonably likely to affect adversely the ability of the Company or Purchaser, as the case may be, to consummate the Merger, (iv) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would (A) make the consummation of the Merger illegal, or (B) otherwise restrict, prevent or prohibit the consummation of any of the Transactions, including the Merger and
(v) Parent, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

    TREATMENT OF STOCK OPTIONS. The Merger Agreement provides that each stock option and stock appreciation right under any of the Company's Executive Long-Term Incentive Plan; 1991 Long-Term Incentive Plan, the 1995 Long-Term Incentive Plan; the 1997 Long-Term Incentive Plan; or the Non-Employee Director Stock Option Plan (collectively, the "Stock Option Plans"), which is outstanding immediately prior to the date on which Purchaser accepts for payment Shares pursuant to the Offer whether or not then exercisable, which has not been exercised or canceled prior thereto shall be entitled to receive a cash payment from Parent equal to the product of (x) the excess, if any, of the Offer Price over the per Share exercise price of such stock option and (y) the number of Shares subject to such stock option, which cash payment shall be treated as compensation and shall be net of any applicable federal or state withholding tax. In addition, the Company has agreed to take all actions necessary to ensure that (i) all options and stock appreciation rights, to the extent not exercised prior to the Acceptance Date (as defined in the Merger Agreement), shall terminate and be canceled as of the Acceptance Date and thereafter be of no further force or effect, (ii) no options or stock appreciation rights are granted after the date of the Merger Agreement, and
(iii) as of the Acceptance Date, the Company Stock Option Plans and all options and stock appreciation rights issued thereunder shall terminate.

    TERMINATION OF EMPLOYEE STOCK PURCHASE PLAN. The Merger Agreement provides that (i) the current offering period under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") was terminated as of May 17, 1999, (ii) each participant in the Stock Purchase Plan on May 17, 1999 was deemed to have exercised his or her Option (as defined in the Stock Purchase Plan) on such date and acquired from the Company (A) such number of whole Shares as his or her accumulated payroll deductions on such date could purchase at the Option Price (as defined in the Stock Purchase Plan) (treating May 14, 1999 as the "Exercise Date" for all purposes of the Stock Purchase Plan) and (B) cash in the amount of any remaining balance in such participant's account, and (iii) the Stock Purchase Plan was terminated as of May 17, 1999.

    STOCKHOLDER APPROVAL OF THE MERGER. The Company, acting through its Board of Directors and in accordance with applicable law, has agreed, if required by applicable law in order to consummate the Merger, to duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following the acceptance for payment and purchase of shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and adoption of the Merger Agreement. Pursuant to the Merger Agreement, the Board of Directors of the Company will recommend that the Company's stockholders approve the Merger if such stockholder approval is required.

    PROHIBITION OF SOLICITATIONS. The Merger Agreement provides that the Company will immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal (as defined below in "--Certain Definitions"). In addition, the Company has agreed that it shall not, and shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes an Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal; provided, however, that if the Company's Board of Directors determines in good faith, after consultation with counsel, that such action is necessary to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company, in response to an Acquisition Proposal and subject to certain other conditions as set forth in the Merger Agreement, may (A) furnish non-public information with respect to the Company to the person who made such Acquisition Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the Confidentiality Agreement (as defined in Merger Agreement); provided that such confidentiality agreement need not include the same standstill provisions as those contained in the Confidentiality Agreement, it being understood that if there are no standstill provisions in such confidentiality agreement or if such provisions are more favorable to the person who made such Acquisition Proposal than those in the Confidentiality Agreement, the Confidentiality Agreement shall be deemed amended to exclude the existing standstill provision or include such more favorable provisions, as the case may be, and (B) participate in negotiations regarding such Acquisition Proposal. In addition, the Company has agreed that its Board of Directors shall not (i) withdraw or modify in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger, (ii) approve or recommend an Acquisition Proposal to its stockholders or (iii) cause the Company to enter into any definitive acquisition agreement with respect to an Acquisition Proposal, unless the Company's Board of Directors (A) shall have determined in good faith, after consultation with counsel, that the Acquisition Proposal is a Superior Proposal (as defined below in "--Certain Definitions") and such action is necessary to comply with its fiduciary duties to the Company's stockholders under applicable law and (B) in the case of clause (iii) above, complies with certain other provisions of the Merger Agreement. In the event that before the Acceptance Date the Company's Board of Directors determines in good faith, after consultation with counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may enter into an agreement with respect to a Superior Proposal, but only forty-eight hours after Parent's receipt of written notice (i) advising Parent that the Company Board has received a Superior Proposal and that the Company has elected to terminate this Agreement pursuant to the applicable provisions of the Merger Agreement and (ii) setting forth such other information required to be included therein as provided the Merger Agreement; provided that nothing contained in the Merger Agreement prohibits the Company from at any time disclosing information to its stockholders as required by Rule 14e-2 promulgated under the Exchange Act. The Merger Agreement further provides that the Company will within 24 hours notify Parent of its receipt of an Acquisition Proposal; provided that, subject to certain conditions as set forth in the Merger Agreement, the Company has no duty to notify or update Parent or Purchaser on the status of discussions or negotiations (including the status of such Acquisition Proposal or any amendments or proposed amendments thereto) between the Company and the person making the Acquisition Proposal.

    INTERIM OPERATIONS OF THE COMPANY. The Merger Agreement provides that, except as otherwise contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company shall use its commercially reasonable best efforts to, and shall cause each of its subsidiaries to use its reasonable best efforts to, carry on their respective businesses in the usual, regular and ordinary course, consistent with the requirements of law and past practice, and use their commercially reasonable best efforts to preserve intact their present business organizations, keep available the services of their present advisors, managers, officers and employees and preserve their relationships with customers, suppliers, licensors and others having business dealings with them and continue existing contracts as in effect on the date of the Merger Agreement (for the term provided in such contracts). The Merger Agreement further provides that neither the Company nor any subsidiary of the Company will (except as expressly permitted by the Merger Agreement or as contemplated by the Offer or the Transactions contemplated thereby or to the extent that Parent shall otherwise consent in writing): (i)
(A) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any of its capital stock (other than dividends or other distributions declared, set aside or paid by any wholly-owned Company Subsidiary consistent with past practice),
(B) split, combine or reclassify any of its capital stock or (C) repurchase, redeem or otherwise acquire any of its securities, except, for the acquisition of Shares from holders of Options in full or partial payment of the exercise price payable by such holders upon exercise of Options outstanding on the date of the Merger Agreement; (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities (including indebtedness having the right to vote) or equity equivalents (including, without limitation, stock appreciation rights) (other than the issuance of Shares upon the exercise of Options outstanding on the date of this Agreement in accordance with their present terms); (iii) acquire, sell, lease, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to the Company or any subsidiary of the Company (whether by asset acquisition, stock acquisition or otherwise), except pursuant to obligations in effect on the date of the Merger Agreement; (iv) (A) incur any amount of indebtedness for borrowed money, guarantee any indebtedness, guarantee (or become liable for) any debt of others, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, create or suffer any material lien thereupon other than in the ordinary course of business consistent with prior practice, (B) incur any short-term indebtedness for borrowed money or (C) issue or sell debt securities or warrants or rights to acquire any debt securities, except, in the case of clause (A) and (B) above, pursuant to credit facilities in existence on the date of the Merger Agreement in accordance with the current terms of such credit facilities; (v) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction (A) in the ordinary course of business consistent with past practice, or (B) as contemplated by the Transactions; (vi) change any of the accounting principles or practices used by it (except as required by generally accepted accounting principles, in which case written notice shall be provided to Parent and Purchaser prior to any such change); (vii) except as required by law, (A) enter into, adopt, amend or terminate any Company Benefit Plan (as defined in the Merger Agreement), (B) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any of the subsidiaries of the Company and one or more of their directors or officers, or (C) except for normal increases in the ordinary course of business consistent with past practice, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Company Benefit Plan or arrangement as in effect as of the date of the Merger Agreement;
(viii) adopt any amendments to the Company's articles of organization, bylaws or the Rights Agreement (as defined in the Merger Agreement), except as expressly provided by the terms of the Merger Agreement; (ix) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than plans of complete or partial liquidation or dissolution of inactive subsidiaries of the Company); (x) settle or compromise any litigation (whether or not commenced prior to the date of the Merger Agreement) other than settlements or compromises of litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $250,000; or (xi) enter into an agreement to take any of the foregoing actions.

    DIRECTORS. The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of (a) the total number of directors on the Company's Board of Directors (after giving effect to the directors designated by Parent pursuant to this sentence) and (b) the percentage that the total votes represented by such number of Shares in the election of directors of the Company so purchased bears to the total votes represented by the number of Shares outstanding. In furtherance thereof, the Company has agreed, upon request by Parent, to promptly increase the size of the Company's Board of Directors and/or exercise its commercially reasonable best efforts to secure the resignations of such number of its directors as is necessary to enable Parent's designees to be elected to the Company's Board of Directors and shall take all actions to cause Parent's designees to be so elected to the Company's Board of Directors. At such time, the Company has also agreed to cause persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. The Company shall take, at its expense, all action required pursuant to Section 14(f) and Rule 14f-1 of the Exchange Act in order to fulfill its obligations under the Merger Agreement and shall include in the Schedule 14D-9 to its stockholders such information with respect to the Company and its officers and directors as is required by such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement. Parent has agreed to supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. The foregoing provisions are in addition to and shall not limit any rights which Purchaser, Parent or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise. In the event that Parent's designees are elected to the Company's Board of Directors, until the Effective Time, the Company's Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement (the "Independent Directors"); provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate the person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In the event that Parent's designees are elected to the Company Board, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required in addition to any other applicable requirement to
(a) amend the Merger Agreement in any material respect in a manner adverse to any stockholder of the Company or any intended third-party beneficiary of the Merger Agreement, (b) terminate the Merger Agreement by the Company, (c) exercise or waive any of the Company's material rights, benefits or remedies under the Merger Agreement, or (d) extend the time for performance of Parent's or Purchaser's respective obligations under the Merger Agreement.

    INDEMNIFICATION. The Merger Agreement provides that (i) in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any of the Company's subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (A) the fact that he is or was a director, officer, employee, fiduciary or agent of the Company or any of the Company's subsidiaries, or is or was serving at the request of the Company or any of the Company's subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or
(B) the negotiation, execution or performance of the Merger Agreement or any of the transactions contemplated thereby, whether in any case asserted or arising before or after the Effective Time, the Company, Parent and Purchaser agree to cooperate and use their commercially reasonable best efforts to defend against and respond thereto. In addition, the Company agreed that it shall indemnify and hold harmless, and after the Effective Time the Surviving Corporation (as defined in the Merger Agreement) and Parent shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (1) the Company, and the Surviving Corporation and Parent after the Effective Time, shall promptly pay reasonable expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law, (2) the Indemnified Parties may retain counsel satisfactory to them, and the Company, and the Surviving Corporation and Parent after the Effective Time, shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties within 30 days after statements therefor are received, and (3) the Company, the Surviving Corporation and Parent will use their respective commercially reasonable best efforts to assist in the vigorous defense of any such matter; provided that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that the Surviving Corporation and Parent shall have no obligation under the Merger Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law (whereupon any advances received shall be repaid to Parent or the Surviving Corporation); (ii) Parent and Purchaser agree that all rights to indemnification existing in favor of, and all limitations on the personal liability of, the directors, officers, employees and agents of the Company and the Company's subsidiaries provided for in the articles of organization or bylaws of the Company as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time, and including the Offer and the Merger, shall continue in full force and effect for a period of not less then six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims (each a "Claim") asserted or made within such period shall continue until the disposition of such Claim. Prior to the Effective Time, the Company has agreed to purchase an extended reporting period endorsement under the Company's existing directors' and officers' liability insurance coverage for the Company's directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors' and officers' liability insurance coverage presently maintained by the Company; and (iii) in the event that the Surviving Corporation or any of its successors or assigns (A) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(B) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations related to indemnification in the Merger Agreement.

    CERTAIN EMPLOYEE BENEFITS. The Merger Agreement provides that (i) after the Closing, Parent shall cause the Surviving Corporation to honor all obligations under (A) the existing terms of the employment and severance agreements to which the Company or any subsidiary of the Company is presently a party, except as may otherwise be agreed to by the parties thereto, and (B) the Company's and any Company subsidiary's general severance policy. In addition, for a period of six months following the Effective Time (the "Transition Period"), employees of the Surviving Corporation will continue to participate in the Company benefit plans (other than deferred compensation plans, stock option plans or employee stock purchase plans or other employer stock match or other employer stock related provisions) on substantially similar terms to those currently in effect and for a period of 18 months following the expiration of the Transition Period, the Surviving Corporation's employees will be entitled to participate in employee benefit plans, the terms of which will be similar in material respects in the aggregate to the Company benefit plans as in effect on the date of the Merger Agreement (other than deferred compensation plans, stock option plans or employee stock purchase plans or other employer stock match or other employer stock related provisions); (ii) after the closing of the Merger, Parent shall cause the Surviving Corporation to honor all obligations which accrued prior to the Effective Time under the Company's deferred compensation plans. Except as is otherwise required by the existing terms of employment and severance agreements to which the Company is presently a party (A) future accruals may be (but are not required to be) provided for under any such plan(s) or under any similar plan(s) of the Surviving Corporation or Parent; (B) if future accruals are not provided for with respect to any current employee participant in such plan as of the Effective Time, and such person remains an employee of the Company or the Surviving Corporation or Parent, the person's continuing employment in such capacity shall be counted for purposes of vesting (but not for purposes of benefit accrual) under such plan; and (C) transfer of employment from the Company to the Surviving Corporation or to the Parent or to an affiliate of the Parent shall not constitute a termination of employment for purposes of payment of benefits under any such plan; and (iii) if any employee of the Company or any subsidiary of the Company becomes a participant in any employee benefit plan, practice or policy of Parent, any of its affiliates or the Surviving Corporation, such employee shall be given credit under such plan for all service prior to the Effective Time with the Company and the Company's subsidiaries and prior to the time such employee becomes such a participant, for purposes of eligibility (including, without limitation, waiting periods) and vesting but not for any other purposes for which such service is either taken into account or recognized (including, without limitation, benefit accrual); provided, however, that such employees will be given credit for such service for purposes of any vacation policy. In addition, if any employees of the Company or any subsidiary of the Company employed as of the Closing Date become covered by a medical plan of Parent, any of its affiliates or the Surviving Corporation, such medical plan shall not impose any exclusion on coverage for preexisting medical conditions with respect to these employees.

    AMENDMENT AND TERMINATION OF RIGHTS AGREEMENT. The Board of Directors of the Company has amended the Company's Rights Agreement (as defined in the Merger Agreement) prior to the execution of the Merger Agreement (i) so that neither the execution nor the delivery of the Merger Agreement will trigger or otherwise affect any rights or obligations under the Rights Agreement, including causing the occurrence of a "Distribution Date" or a "Stock Acquisition Date," (both as defined in the Rights Agreement) and (ii) to terminate the Rights Plan (as defined in the Merger Agreement) immediately upon the Effective Time.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval thereof: (i) by the mutual written consent of Parent or Purchaser and the Company; (ii) by either of the Company or Parent or Purchaser (A) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger; or (B) if, without any material breach by the terminating party of its obligations under the Merger Agreement, Parent or Purchaser shall not have purchased Shares pursuant to the Offer on or prior to the later of (i) the Final Expiration Date; or (ii) the HSR Expiration Date (if applicable); (iii) by the Company (A) if Parent or Purchaser shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; or (B) in connection with entering into a definitive agreement to effect a Superior Proposal in accordance with the provisions of the Merger Agreement; or (C) subject to certain conditions Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement; and (iv) by Parent or Purchaser if, prior to the purchase of Shares pursuant to the Offer (A) the Company shall have breached any representation or warranty or failed to have performed any covenant or other agreement contained in the Merger Agreement which breach or failure to perform
(1) would give rise to the failure of a condition described in "--Conditions to the Offer", and (2) cannot be or has not been cured within 15 days after the giving of written notice to the Company; or (B) (1) the Company Board shall withdraw, modify or change its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to Parent, (2) the Company Board shall recommend any proposal other than by Parent and Purchaser in respect of an Acquisition Proposal or (3) the Company shall have exercised a right with respect to an Acquisition Proposal and shall, directly or through its representatives, continue discussions with any third party concerning such Acquisition Proposal for more than 20 business days after the date of receipt of such Acquisition Proposal. The Merger Agreement further provides that (i) in the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become null and void and have no effect, without any liability on the part of any party hereto or its affiliates, trustees, directors, officers or stockholders and all rights and obligations of Parent, Purchaser or the Company, shall cease except for certain agreements as set forth in the Merger Agreement; provided, however, that nothing in the Merger Agreement shall relieve any party from liability for any fraud or willful breach of the Merger Agreement; (ii) if the Company terminates the Merger Agreement under certain conditions, then the Company shall concurrently pay to Parent an amount in cash equal to $25,000,000 (the "Liquidated Amount").

    CERTAIN DEFINITIONS. For purposes of the preceding paragraphs, the Merger Agreement provides the following definitions of the indicated terms:

        "Acquisition Proposal" means any proposed or actual (i) acquisition, merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company or the Company's subsidiaries representing 15% or more of the consolidated assets of the Company and the Company's subsidiaries, (iii) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the votes associated with the outstanding securities of the Company, (iv) transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares, (v) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to the Company or (vi) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Offer, the Merger and the Transactions.

        "Superior Proposal" means a bona fide Acquisition Proposal to acquire two thirds or more of the Shares then outstanding or all or substantially all of the assets of the Company and the Company Subsidiaries on terms which the Company's Board of Directors determines in its good faith judgement (after consultation with Goldman, Sachs & Co. or another financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger.

    MISCELLANEOUS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders of the Company may have certain rights under Massachusetts law to demand appraisal of, and seek the payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. The foregoing summary of the rights of dissenting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their dissenters' rights. The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of Massachusetts law. A more complete description of appraisal rights under Massachusetts law will be sent to stockholders if a proxy solicitation is required to effect the Merger.

    The Merger will have to comply with any federal law applicable at the time. In the event that the Merger is consummated more than one year after termination of the Offer and the Purchaser has become an affiliate of the Company as a result of the Offer, or the Merger provides for the payment of consideration less than that paid pursuant to the Offer, and in certain other circumstances, the Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of such transaction and the consideration offered to minority stockholders be filed with the Commission and distributed to minority stockholders prior to the consummation of such transaction. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. At a meeting of the Company's Board of Directors held on May 15, 1999, the Company's Board of Directors, by a unanimous vote, determined that the Offer and the Merger were fair to and in the best interests of the Company and its stockholders, unanimously approved and declared the advisability of the Merger Agreement and the transactions contemplated thereby and voted to recommend that all holders of Shares tender their Shares pursuant to the Offer.

    (b) BACKGROUND; REASONS FOR THE RECOMMENDATION. The Company's stock price has recently been adversely affected by several factors. In the fiscal year ended May 31, 1998 ("Fiscal 1998"), the Company's 29,000-ton press was taken out of service for six months to repair structural cracking. The impact of this downtime was to reduce net income by $11.1 million in Fiscal 1998 and the negative impact continued into the fiscal year ending May 31, 1999. In late 1998, the Boeing Company, a major customer of the Company, announced it would reduce its projected aircraft build rate on account of softening demand for its products. These announcements had a negative impact on most aerospace stocks including the Company's. As a result of the foregoing and an announcement in February 1999 that the Company was taking an $11 million restructuring charge, on February 17, 1999 the Company's stock price closed at $7 3/8, a four-year low, down from a high of $30.00 on September 18, 1997.

    In addition to the weakness of its stock price, the Company has been concerned about the evolving competitive dynamics of the aerospace markets it serves. In recent years there has been a continuing consolidation of both the company's customers and its suppliers. This consolidation will put increasing pressure on the Company's operating margins, particularly as the commercial aerospace industry enters the down phase of its cycle.

    In light of these factors, the Company has, from time to time, considered various strategic transactions with a view to enhancing shareholder value. In this regard, the Company entered into preliminary discussions with another company ("Company X") in March 1998 concerning a potential business combination, which were eventually abandoned. In connection with these negotiations, the Company engaged Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor. In January 1999 the Company began to consider more actively its strategic alternatives, including a potential sale of the Company.

    On January 13, 1999, PCC's financial advisor, Schroder & Co. Inc., met with representatives of the Company to express PCC's interest in discussing the possibility of a business combination with the Company and to request a face-to-face meeting between PCC's and the Company's executives. On January 29, 1999, William C. McCormick, Chairman and Chief Executive Officer of PCC and William D. Larsson, Chief Financial Officer of PCC, met with David P. Gruber, the Chairman and Chief Executive Officer of the Company, and Edward J. Davis, the Chief Financial Officer of the Company at that time, and discussed the possibility of a business combination between the two companies. PCC did not receive non-public information with respect to the Company at that time, and no specific terms were discussed at this meeting.

    On February 4, 1999, PCC sent a letter to the Company indicating PCC's continued interest in pursuing a possible business combination with the Company. In this letter, PCC proposed acquiring the Company at a price per share within the range of $16.00 to $18.00 in cash, subject to due diligence and a number of other conditions. PCC also proposed entering into a 45 day exclusivity/due diligence period during which the parties could negotiate the definitive terms of a transaction.

    Following the receipt of this letter from PCC, the Company accelerated its review of its various strategic alternatives. In connection with the foregoing, the Company requested that Goldman Sachs make a presentation concerning these alternatives at the Company's next Board Meeting which was scheduled for March 17, 1999. At the March 17, 1999 meeting, the Board considered several potential strategic alternatives, including: (i) maintaining its existing business strategy, either alone or in conjunction with a large stock repurchase program, (ii) a leveraged buy-out or a leveraged recapitalization transaction, (iii) pursuing a large acquisition which would, among other things, reduce the Company's reliance on the aerospace industry and increase its presence in Europe, and (iv) a sale of the Company in either a stock or cash transaction. Goldman Sachs' presentation described the advantages of each of these alternatives and the issues which the Board should consider in connection with these transactions. Following this discussion, the Board concluded that, given the current environment in the commercial aerospace industry, the Company would have difficulty in enhancing shareholder value if it maintained its STATUS QUO operations, even if this strategy was combined with a large stock repurchase program. Therefore, the Board authorized management to pursue two alternatives: (i) a potential acquisition of a company ("Target") with whom the Company had engaged in acquisition discussions during the past year and (ii) a potential sale of the Company.

    With respect to the potential sale of the Company, the Board authorized Goldman Sachs to solicit potential bids to acquire the Company. Following the Board meeting, Goldman Sachs contacted six potential bidders, including PCC and Company X. Of these six parties, four (including PCC and Company X) entered into confidentiality agreements with the Company. During April 1999, these companies conducted due diligence and attended presentations by the Company's management concerning its business and operations. On April 28, 1999, on behalf of the Company, Goldman Sachs invited three of the bidders to submit final binding proposals to acquire the Company. These proposals were required to include all material terms including all proposed revisions to the form of merger agreement prepared by the Company's counsel.

    On May 10, 1999, the Company received responses from two bidders. In its bid, PCC proposed to acquire all of the outstanding Shares at a price of $18.75 per share in cash subject to a number of conditions. The other bid indicated an interest in acquiring all of the outstanding Shares at a price per share in cash below PCC's bid. This bid did not identify the source of financing for the transaction and was viewed by the Company as preliminary in nature. Following receipt of the bids, the Company's and PCC's legal and financial advisors engaged in negotiations which focused on, among other things, the scope of the representations, warranties and covenants contained in the Merger Agreement, issues relating to PCC's financing arrangements, the obligations of the parties with respect to obtaining antitrust approval, the conditions under which PCC would be obligated to close the tender offer, the ability of the Company to terminate the Merger Agreement and to enter into an agreement with a party who made a Superior Proposal, and the amount of the termination fee to be paid to PCC in such circumstances. As a result of these negotiations, PCC agreed to increase its proposed purchase price to $20.00 per share in cash.

    As regards the potential acquisition, following the March 17, 1999 Board Meeting, the Company's management, together with another financial advisor, intensified negotiations with Target and its management and financial advisor concerning a potential transaction between the parties. After extensive negotiations, the parties agreed on the basic parameters of a transaction between the two parties. The parties agreed that they would continue negotiations with a view to entering into a definitive agreement during the second calendar quarter of 1999.

    On May 13, 1999 the Company's Board of Directors held a meeting to consider the Company's two potential alternatives. At that meeting, Goldman Sachs provided the Board with a financial analysis of the proposed transaction with PCC. The other financial advisor provided the Board with a financial analysis of the potential transaction with Target, including the potential benefits of the transaction to the Company and its stockholders. The Board then engaged in extensive discussions concerning the potential benefits of these two transactions to the Company and its stockholders. After these discussions, for the reasons described below, the Board decided to pursue the potential transaction with PCC provided that the outstanding issues concerning the Merger Agreement could be resolved in a manner satisfactory to the Board. Following the Board meeting, the legal and financial advisors for the two parties engaged in extensive negotiations concerning the unresolved issues in the Merger Agreement.

    On May 15, 1999, the Company's Board met to approve the Merger Agreement and the transactions contemplated thereby. At that meeting, Goldman Sachs indicated that, if requested, it was prepared to render an opinion on the fairness of the transaction. The Company's Board of Directors then determined that the Offer and the Merger were fair to and in the best interests of the Company and its stockholders, unanimously approved and declared the advisability of the Merger Agreement and the transactions contemplated thereby, and unanimously voted to recommend that all holders of shares tender their Shares pursuant to the Offer. On May 17, 1999, PCC, the Purchaser and the Company then executed the Merger Agreement, pursuant to which the Purchaser agreed to make the Offer. On that date, Goldman Sachs delivered its written opinion to the effect that the consideration to be received by the Company's stockholders in the Offer and the Merger was fair from a financial point of view to the Company's stockholders. The parties then publicly announced the transaction.

    In reaching its determination regarding the transaction, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

        (i) The Company's business, assets, management, strategic objectives, competitive position and prospects.

        (ii) The Company's historical financial information and projected financial results, including those set forth in the strategic plans developed annually by the Company and management's most recent projections.

        (iii) Historical market prices and trading information with respect to the Shares and a comparison of these market prices and trading information with those of selected publicly-held companies of similar sizes operating in industries similar to that of the Company and the various price to earning multiples at which the Shares and the securities of these other companies trade.

        (iv) A financial analysis of the valuation of the Company under various methodologies, including a discounted cash flow analysis, a leveraged buy out analysis, and pro forma merger analysis.

        (v) The current ownership of the Shares.

        (vi) The prices and forms of consideration paid in selected recent comparable acquisition transactions, and the fact that the price to be paid under the Merger Agreement to holders of the Shares compares favorably to the prices paid in other recent acquisition transactions of sizes comparable to those of the Merger.

        (vii) The fact that the $20.00 per Share price to be paid in the Offer and the Merger represents (A) a premium of 50.9% over $13.25, the closing price of the Shares on the New York Stock Exchange on May 14, 1999, (B) a premium of 102.6% over $9.875, the sixty day average of the closing price of the Shares as of May 14, 1999, and (C) a premium of 127.0% over $8.8125, the closing price of the Shares on March 16, 1999, the date prior to the meeting of the Board of Directors at which pursuit of strategic alternatives was authorized, and the fact that these premiums compare favorably to premiums paid in other recent acquisition transactions of sizes comparable to those of the Merger.

        (viii) The terms and conditions of the Merger Agreement, including the "all cash" nature of the transaction and the facts that (A) the Offer and Merger are not subject to a financing condition, (B) Parent and the Purchaser have agreed that Shares not purchased in the Offer will receive pursuant to the Merger the same form and amount of consideration as the Shares purchased in the Offer, and (C) the Company, under certain circumstances and subject to certain conditions (including the payment of the Liquidated Amount) may terminate the Merger Agreement in order to execute an agreement with a third party providing for the acquisition of the Company on terms more favorable to the Company's stockholders than the Offer and the Merger.

        (ix) The strategic alternatives to the Merger and the Offer that might be available to the Company including (i) maintaining its existing business strategy, either alone or in conjunction with a large stock repurchase program, (ii) a leveraged buy-out or a leveraged recapitalization transaction and (iii) pursuing a large acquisition which would, among other things, reduce the Company's reliance on the aerospace industry and increase its presence in Europe.

        (x) The opinion of Goldman Sachs, delivered to the Company's Board of Directors on May 17, 1999, that as of such date, and based upon and subject to various considerations set forth therein, the consideration to be received by the Company's stockholders in the Offer and the Merger was fair from a financial point of view to such stockholders (a copy of such opinion is attached hereto as Exhibit 6 and is incorporated herein by reference).

    In view of the wide variety of factors considered by the Company's Board of Directors, the Board did not find it practicable to, and did not assign relative weights to the factors set forth above. Rather, the Company's Board of Directors reached its determination based on the totality of the circumstances and the advice presented to it by its financial and legal advisors.

    In analyzing the Offer and the Merger, the Company's management and Board of Directors were assisted and advised by representatives of Goldman Sachs and the Company's counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement. The full text of the written opinion of Goldman Sachs, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Goldman Sachs in arriving at its opinion, is attached hereto as Exhibit 6 and is incorporated herein by reference. Stockholders are urged to, and should, read such opinion carefully and in its entirety. The opinion was provided for the information and assistance of the Company's Board of Directors in connection with its consideration of the Offer and the Merger. Such opinion addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of the Company in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Goldman Sachs is acting as the Company's financial advisor in connection with the Offer and the Merger. The Company entered into an engagement letter with Goldman Sachs, dated May 15, 1998, as amended from time to time by the Company and Goldman Sachs (collectively, the "Engagement Letter"), pursuant to which the Company engaged Goldman Sachs as a financial advisor in connection with the possible sale of all or a portion of the Company. Pursuant to the terms of the Engagement Letter, the Company paid Goldman Sachs a retainer fee of $150,000 and will pay Goldman Sachs a fee equal to approximately $8.75 million upon completion of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses incurred during its engagement and to indemnify Goldman Sachs against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

    Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business Goldman Sachs and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transaction in the Shares has been effected during the past sixty
(60) days by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares which he or she owns beneficially or of record to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in Items 3(b) and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in Items 3(b) and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) STATE TAKEOVER LAWS. Massachusetts has enacted three takeover laws, Chapters 110C, 110D and 110F of the MGL. Chapter 110D of the MGL (the "Control Share Act") regulates "control share acquisitions," defined as the acquisition of stock in certain "issuing public corporations" organized in Massachusetts which increases the voting power of the acquiror above certain specified levels (i.e., 20%, 33 1/3% and 50%). The Control Share Act disqualifies the voting rights of Shares acquired in a "control share acquisition" unless, among other things, such acquisition is pursuant to a merger agreement to which the issuing public corporation is a party. In accordance with the provisions of Chapter 110D, on May 15, 1999, the Board of Directors of the Company consented to and approved the Merger Agreement, the Offer, and the Merger and the Purchaser's and Parent's acquisition of Shares pursuant to the offer and the Merger, and accordingly, the Control Share Act is inapplicable to the offer and the Merger.

    Chapter 110C of the MGL (the "Take-Over Bid Statute") imposes procedural requirements in connection with certain take-over bids. A take-over bid ("Take-Over Bid") is the acquisition or offer to acquire stock which would result in the acquiror possessing more than 10% of the voting power of any class of an issuer's stock. A Take-Over Bid does not include, among other things, any offer which the board of directors of the issuer has consented to and approved and has recommended its stockholders accept, if the terms of such bid, including any inducements to officers or directors which are not made available to all stockholders, have been furnished to the stockholders. In accordance with the provisions of Chapter 110C, on May 15, 1999, the Board of Directors of the Company consented to and approved the Merger Agreement, the Offer and the Merger and the Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger and complied with all applicable disclosure requirements, therefore, the Take-Over Bid Statute is inapplicable to the Offer and the Merger.

    Chapter 110F of the MGL (the "Business Combination Statute") limits the ability of a Massachusetts corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 5% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder". On May 15, 1999 Board of Directors of the Company consented to and approved the Merger Agreement, the Offer and the

Merger and the Purchaser's and Parent's acquisition of Shares pursuant to the Offer and the Merger and, therefore, the Business Combination Statute is inapplicable to the Offer and the Merger.

    (b) ANTITRUST. The Offer and Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("Antitrust Division") and certain waiting period requirements have been satisfied. Each of Parent and the Company intends to file a Notification and Report Form under the HSR Act with respect to the Offer as soon as practicable.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer. At any time before or after the Purchaser's acceptance for payment of Shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Purchaser or its subsidiaries. Private parties and state attorney generals may also bring legal action under the antitrust laws under certain circumstances. Based upon the Purchaser's discussions with the Company and its examination of publicly available information with respect to the Company, Purchaser believes that the acquisition by Purchaser of the Shares will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result.

    (c) INFORMATION STATEMENT. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser and Parent pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1*  Letter to Stockholders of Wyman-Gordon Company, dated May 21, 1999, from David
            P. Gruber, Chairman and Chief Executive Officer of Wyman-Gordon Company*

Exhibit 2   Joint Press Release issued by Wyman-Gordon Company and Precision Castparts
            Corp., dated May 17, 1999

Exhibit 3   Agreement and Plan of Merger dated May 17, 1999 among Precision Castparts
            Corp., WGC Acquisition Corp. and Wyman-Gordon Company

Exhibit 4   Form of Executive Severance Agreement. Wyman-Gordon Company has entered into such agreements with the following of its officers: David P. Gruber, J. Douglas
            Whelan, Sanjay N. Shah, J. Stewart Smith, Colin Stead, Wallace F. Whitney, Jr.,
            Frank J. Zugel, William T. McGovern and David J. Sulzbach

Exhibit 5   Form of Amendment to Severance Agreement. Wyman-Gordon Company has entered into such amendments with the following of its officers: David P. Gruber, J. Douglas
            Whelan, Sanjay N. Shah, J. Stewart Smith, Colin Stead, Wallace F. Whitney, Jr.,
            Frank J. Zugel and William T. McGovern

Exhibit 6*  Opinion dated May 17, 1999 of Goldman, Sachs & Co.*

------------------------

* Included in copies mailed to stockholders by Wyman-Gordon Company and Precision Castparts Corp.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1999             WYMAN-GORDON COMPANY

                                BY:             /S/ DAVID P. GRUBER
                                     -----------------------------------------
                                                  David P. Gruber
                                        Chairman and Chief Executive Officer

                                                                      SCHEDULE I

                              WYMAN-GORDON COMPANY
                      244 WORCESTER STREET, P.O. BOX 8001
                    NORTH GRAFTON, MASSACHUSETTS 01536-8001

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

    This Information Statement is being mailed on or about May 21, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), to the holders of shares of common stock, par value $1.00 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of the Purchaser Designees (as hereinafter defined) to seats on the Board of Directors of the Company (the "Company Board").

    The Company, Precision Castparts Corp., an Oregon corporation ("Parent"), and WGC Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger dated as of May 17, 1999 (the "Merger Agreement"), pursuant to which (i) Parent has caused the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $20.00 per Share, net to the seller in cash, without interest, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

    The Merger Agreement requires the Company to take action to cause the Purchaser Designees to be elected to the Company Board under the circumstances described therein. See "Right to Designate Directors; Purchaser Designees" below.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 21, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 18, 1999. In certain circumstances, the Offer may be extended.

    The information contained in this Information Statement concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

    The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (a) the total number of directors on the Company Board (after giving effect to the directors designated by Parent pursuant to this sentence) and (b) the percentage that the total votes represented by such number of Shares in the election of directors of the Company so purchased bears to the total votes represented by the number of Shares outstanding. In order to effect the foregoing, the Company has agreed that it shall, upon request by Parent, promptly increase the size of the Company Board and/or exercise its commercially reasonable best efforts to secure the resignations of such number of its directors as is necessary to enable Parent's designees (the "Purchaser Designees") to be elected to the Company Board and shall take all actions to cause Purchaser Designees to be so elected to the Company Board. In the event that Purchaser Designees are elected to the Company Board, until the effective time of the Merger (the "Effective Time"), the Company Board shall have at least two directors who are directors on the date of the Merger Agreement (the "Independent Directors"); provided that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, the remaining Independent Director shall be entitled to designate the person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In addition, in the event that Purchaser Designees are elected to the Company Board, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required in addition to any other applicable requirement to (a) amend this Agreement in any material respect in a manner adverse to any stockholder of the Company or any intended third-party beneficiary of the Merger Agreement, (b) terminate the Merger Agreement by the Company, (c) exercise or waive any of the Company's material rights, benefits or remedies hereunder, or (d) extend the time for performance of Parent's or Purchaser's respective obligations under the Merger Agreement.

    As of the date of this Information Statement, Parent has not determined the identity of the Purchaser Designees. However, the Purchaser Designees are expected to be selected from among the directors and executive officers of Parent. Certain information regarding the directors and executive officers of Parent is contained in Annex I hereto. The Company also has not yet determined the identity of the Independent Directors, although the Independent Directors will be selected from among the current directors of the Company. Certain information regarding the Company's directors is set forth below in "Information Regarding Directors and Executive Officers of the Company."

    None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Parent, beneficially owns any securities (or rights to acquire securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed herein or in the Schedule 14D-9.

    It is expected that the Purchaser Designees may assume office promptly following the purchase by the Purchaser of such number of shares which satisfies the Minimum Condition (as defined in the Merger Agreement) and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least two-thirds of the Company Board.

                               SHARE INFORMATION

    The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote on each matter properly brought before an annual or special meeting of stockholders of the Company. As of May 17, 1999, there were 35,538,733 Shares outstanding.

     INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

BOARD OF DIRECTORS OF THE COMPANY AND COMMITTEES THEREOF

    The Company Board currently consists of ten members who serve for staggered three-year terms. The Company Board is composed of Messrs. David P. Gruber, J. Douglas Whelan, E. Paul Casey, Warner S. Fletcher, Robert G. Foster, Charles W. Grigg, M Howard Jacobson, Robert L. Leibensperger, Andrew E. Lietz, and David A. White, Jr. Three individuals who served as directors during the fiscal year ended May 31, 1998 ("Fiscal 1998") discontinued their affiliation with the Company Board after the Company's last annual meeting held on October 21, 1998 (the "Annual Meeting"). Russell E. Fuller, had been a Director of the Company since 1988. His term expired at the Annual Meeting and since Mr. Fuller had reached the Company's mandatory retirement age for Directors, he did not stand for re-election. H. John

Riley, Jr., who had been a Director since 1994 and whose term expired at the Annual Meeting, decided not to stand for re-election. Judith S. King who had been a Director since 1990, decided to retire from the Company Board.

    During Fiscal 1998, the Company Board met 5 times. During Fiscal 1998, except for Mr. Foster (who attended five out of seven meetings) and Mr. Leibensperger (who served as a director for only a portion of Fiscal 1998 and attended one out of two meetings) each director attended at least 75% of the aggregate of (i) the total number of meetings of the Company Board (held during the period for which such director served on the Company Board) and (ii) the total number of meetings of all committees of the Company Board on which such director served (during the periods for which such director served on such committee or committees).

    FINANCE AND AUDIT COMMITTEE. The Company Board has established a Finance and Audit Committee currently consisting of Mr. Fletcher (Chairman), Mr. Jacobson, Mr. Foster and Mr. White (the "Finance and Audit Committee"). The principal functions of this committee are to monitor the overall financial condition of the Company, to provide oversight of pension and employee savings plan investments, to review the systems of internal control, to recommend the engaging or discharging of independent auditors, to consider the scope of the annual audit, and to review the audit. The Finance and Audit Committee and its predecessor Audit Committee each met once during Fiscal 1998.

    COMPENSATION COMMITTEE. The Company Board also has a Compensation Committee currently consisting of Messrs. Casey (Chairman), Lietz and Grigg. Its principal functions are to review and determine remuneration arrangements for senior management and to administer awards under the Company's long-term incentive programs. This committee held four meetings during the Fiscal 1998.

    DIRECTORS COMMITTEE. The members of the Directors Committee are Mr. Jacobson (Chairman), Mr. Casey, Mr. Gruber and Mr. Leibensperger. Its principal functions are to assist in the identification of nominees for positions on the Company Board and to advise on the structure and operation of the Company Board. This committee met once during the Fiscal 1998.

BIOGRAPHICAL INFORMATION REGARDING DIRECTORS

    The following biographical descriptions set forth certain information with respect to the members of the Company Board, based on information furnished to the Company by each director.

    DAVID P. GRUBER, age 57, was elected Chairman and Chief Executive Officer of the Company on October 15, 1997, having previously served as President and Chief Executive Officer since May 1994 and as President and Chief Operating Officer since he joined the Company in October 1991. Prior to joining the Company, Mr. Gruber served as Vice President, Advanced Ceramics, of Compagnie de Saint Gobain (which acquired Norton Company in 1990), a position he held with Norton Company since 1987. Mr. Gruber previously held various executive and technical positions with Norton Company since 1978. He is a Director of State Street Corporation, a Trustee of the Manufacturers' Alliance for Productivity and Innovation, and a member of the Mechanical Engineering Advisory Committee of Worcester Polytechnic Institute.

    J. DOUGLAS WHELAN, age 60, was elected President and Chief Operating Officer of the Company on October 15, 1997, having previously served as President, Forgings since he joined the Company in March 1994. He joined the Company's Board of Directors in 1998. Prior to joining the Company, he had served for a short time as the President of Latish Co., Inc., a forging company in Cudahy, Wisconsin, and prior thereto, had been Vice President, Operations of Cameron, with which company and its predecessors he had been employed since 1965 in various executive capacities. Mr. Whelan is a Director of Sifco Industries, Inc. and a member of the President's Council of the Manufacturers' Alliance for Productivity and Innovation.

    E. PAUL CASEY, age 69, Chairman and General Partner, Metapoint Partners, Peabody, Massachusetts (an investment partnership which he established in 1988), has been a Director of the Company since 1993. He served as Vice Chairman of Textron, Inc. from 1986 to 1987 and as Chief Executive Officer and President of Ex-Cell-O Corporation during 1978 to 1986. Mr. Casey is a Director of Comerica, Inc. and Hood Enterprises, Inc., a Trustee of Henry Ford Health Care System and President of the Hobe Sound, Florida Community Chest.

    WARNER S. FLETCHER, age 54, Attorney and Director of the law firm of Fletcher, Tilton & Whipple, P.C., Worcester, Massachusetts, has been a Director of the Company since 1987. Mr. Fletcher is an Advisory Director of Bank of Boston, Worcester. He is also Chairman of The Stoddard Charitable Trust, a Trustee of The Fletcher Foundation, the George I. Alden Trust, Worcester Polytechnic Institute, Worcester Foundation for Experimental Biology, Bancroft School and the Worcester Art Museum.

    ROBERT G. FOSTER, age 60, President, Chief Executive Officer and Chairman of the Board of Commonwealth BioVentures, Inc., Portland, Maine (a venture capital company engaged in biotechnology) since 1987. Director of the Company since 1989. Term expires in 2000. Mr. Foster is also a founding partner of Masthead Venture Partners LLC, a venture capital company focused on early stage technology companies. He is a director of Epic Pharmaceuticals, Phytera, Inc., Intellicare America, Capricorn, Meridan Medical Technologies and the Small Enterprise Growth Fund for the State of Maine.

    CHARLES W. GRIGG, age 59, Chairman and Chief Executive Officer of SPS Technologies, Inc. (a manufacturer of high technology products in the field of fastening, precision components and materials handling), was elected a Director in 1996. Prior to joining SPS Technologies in 1993, Mr. Grigg spent ten years at Watts Industries, Inc. (a Massachusetts manufacturer of valves for industrial applications), the last nine of which as President and Chief Operating Officer.

    M HOWARD JACOBSON, age 66, Senior Advisor, Bankers Trust, New York, has been a Director of the Company since 1993. Mr. Jacobson was for many years President and Treasurer and a Director of Idle Wild Foods, Inc. until that company was sold in 1986. Mr. Jacobson is a Director of Allmerica Financial Corporation, and Stonyfield Farm, Inc. He is a Trustee of WGBH Public Broadcasting, the Worcester Foundation for Biomedical Research, the Worcester Polytechnic Institute, and the University of Massachusetts Memorial Healthcare and a member of the Harvard University Overseers' Committee on University Resources. He is also a member of the Commonwealth of Massachusetts Board of Higher Education.

    ROBERT L. LEIBENSPERGER, age 61, Executive Vice President, Chief Operating Officer and President -- Bearings of The Timken Company, Canton, Ohio (a manufacturer of precision bearings.) Mr. Leibensperger joined the Company's Board of Directors in January 1998. Mr. Leibensperger has been employed by The Timken Company since 1960, where he held various research, engineering, sales and marketing, and executive positions. Mr. Leibensperger is a member of the American Bearing Manufacturers Association Executive Committee, the Council on Competitiveness Global R&D Committee, the Stark County (Ohio) Capital Campaigns Committee, the Cultural Center for the Arts (Canton, Ohio) House & Grounds Committee and the Goodwill Industries (Canton, Ohio) Transportation Services Committee.

    ANDREW E. LIETZ, age 60, President and Chief Executive Officer and Director of HADCO Corporation, Salem, New Hampshire. (Manufacturer of electronic interconnect products.) Mr. Lietz joined the Company's Board of Directors in January 1998. Mr. Lietz has held various executive positions with HADCO Corporation since 1984. He is director of EnergyNorth, Inc., Business and Industry Association and National Electronics Manufacturing Initiative, as well as a member of the advisory Board of New Hampshire Whittemore School of Business and the Executive Committee of New Hampshire Industrial Research Center.

    DAVID A. WHITE, JR., age 57, Senior Vice President of Strategic Planning for Cooper, was elected a Director in 1996. Since joining Cooper as a Planning Analyst in 1971, Mr. White has served in various planning and finance capacities. In 1980, he was named Vice President and General Manager of the

Cooper Power Tools Division and in 1988 he became Vice President, Corporate Planning and Development. He assumed his present position in 1996. Mr. White serves as Vice Chairman of the Strategic Planning and Development Council of the Manufacturers' Alliance for Productivity and Innovation.

BIOGRAPHICAL INFORMATION REGARDING EXECUTIVE OFFICERS OF THE COMPANY

    The following biographical descriptions set forth certain information with respect to the executive officers of the Company, based on information furnished to the Company by each executive officer.

    DAVID P. GRUBER is the Company's Chairman and Chief Executive Officer. For biographical information regarding Mr. Gruber, see "--Biographical Information Regarding Directors" above.

    J. DOUGLAS WHELAN is the Company's President and Chief Operating Officer. For biographical information regarding Mr. Whelan, see "--Biographical Information Regarding Directors" above.

    SANJAY N. SHAH , age 49, was elected Vice President, Corporate Strategy Planning and Business Development in May 1994, having previously served as Vice President and Assistant General Manager of the Company's Aerospace Forgings Division. He has held a number of executive, research, engineering and manufacturing positions at the Company since joining the Company in 1975.

    J. STEWART SMITH , age 56, was elected President, Manufacturing of the Company on October 15, 1997, having previously served as Vice President, Manufacturing and Engineering of the Forgings Division since 1994. Prior to that time, Mr. Smith had held various technical and manufacturing positions with Cameron and its predecessors since 1978.

    COLIN STEAD, age 59, was elected Senior Vice President, Quality and Technology of the Company on October 15, 1997, having previously served as Vice President, Quality and Metallurgy of the Forgings Division since 1994. Prior thereto, he had served in various technical and quality positions with Cameron and its predecessors since 1984.

    WALLACE F. WHITNEY, JR., age 56, joined the Company in 1991. Prior to that time, he had been Vice President, General Counsel and Secretary of Norton Company since 1988, where he had been employed in various legal capacities since 1973.

    FRANK J. ZUGEL , age 53, was elected President, Marketing of the Company on October 15, 1997, having previously served as President, Investment Castings, since he joined the Company in 1993. Prior to that time, he had served as President of Stainless Steel Products, Inc., a metal fabricator for aerospace applications, since 1992.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

    DIRECTORS. Directors of the Company who are also employees receive no additional compensation for their services as a director. Non-employee directors are entitled to receive $15,000 per year for their services as a director plus a fee of $1,000 for each Board and Committee meeting attended. Committee chairmen receive an additional annual retainer of $2,000. Non-employee directors also receive an additional annual retainer of $5,000 paid in shares of restricted stock valued as of the date of each Annual Meeting of the Stockholders of the Company. All directors of the Company are reimbursed for travel expenses incurred in attending meetings of the Company Board and its committees.

    EXECUTIVE OFFICERS. The following table sets forth the remuneration of the Company's Chief Executive Officer and each of the four most highly compensated executive officers at May 31, 1998 for services rendered to the Company during its fiscal year then ended and the Company's prior two fiscal years ended May 31, 1997 and 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM
                                                                                      AWARDS
                                                             ANNUAL          ------------------------
                                          FISCAL          COMPENSATION        PERFORMANCE    NUMBER
                                           YEAR      ----------------------      SHARE         OF         ALL OTHER
NAME AND PRINCIPAL POSITION                ENDED       SALARY      BONUS        AWARDS       OPTIONS   COMPENSATION (1)
--------------------------------------  -----------  ----------  ----------  -------------  ---------  ----------------
David P. Gruber (4)...................        1998   $  458,340  $   85,000           --           --     $   24,738
  Chairman and Chief Executive Officer        1997      400,004     286,875           --           --         16,001
                                              1996      333,336     262,500       28,500(2)   165,000         10,577

J. Douglas Whelan (4).................        1998      295,833      45,000           --           --         18,144
  President and Chief Operating               1997      242,333     123,750           --           --         14,677
  Officer                                     1996      204,000     428,400       19,000(2)   104,500          6,916

Edward J. Davis (3)...................        1998       64,169      30,000           --       75,000            880
  Vice President, Chief Financial             1997           --          --           --           --             --
  Officer                                     1996           --          --           --           --             --

Wallace F. Whitney, Jr. (4)...........        1998      184,168      20,460           --           --          9,744
  Vice President, General Counsel and         1997      173,340      78,000           --           --          6,872
  Clerk                                       1996      161,500      82,500       14,000(2)    78,000          6,222

Frank J. Zugel(4).....................        1998      215,004      28,600           --           --         13,110
  President, Marketing                        1997      198,335      76,200           --           --          9,569
                                              1996      184,015      30,400       19,000(2)   104,500          6,886

------------------------

(1) Consists of group term life insurance premiums, the value of the Shares allocated to the executive's account under the Company's Savings/Investment Plan and Deferred Compensation Plan as a matching contribution, in the case of Mr. Whelan and moving expense reimbursement and related income tax gross-up in 1998, and in the case of Mr. Zugel, automobile allowance.

(2) These Shares were issued to Messrs. Gruber, Whelan, Whitney, and Zugel pursuant to the Company's Long-term Incentive Plan. Such Shares are subject to restrictions and risk of forfeiture. At May 31, 1998 these Shares issued to Messrs. Gruber, Whelan, Whitney, and Zugel had market values of $565,013, $376,675, $277,550, and $376,675, respectively. The holders of such Shares are entitled to receive dividends, if any, paid by the Company with respect to such Shares.

(3) Mr. Davis joined the Company in February 1998 and accordingly, the information presented in the Summary Compensation Table reflects compensation from February through the May 31 fiscal year end. Upon joining the Company in February 1998, Mr. Davis received options to purchase 75,000 Shares. Effective March 26, 1999, Mr. Davis resigned from his positions with the Company.

(4) During the Company's fiscal year ended May 31, 1998 Messrs. Gruber, Whelan, Whitney and Zugel were not granted any stock options because such officers participate in the Company's Executive Long-Term Incentive Plan.

    OPTION EXERCISES AND YEAR-END HOLDINGS. The following table sets forth the aggregate number of options and stock appreciation rights ("SAR's") exercised in Fiscal 1998 and the value of options/SAR's held at the end of Fiscal 1998 by the Company's Chief Executive Officer and each of the four (4) other most highly compensated executive officers of the Company. Options granted prior to 1992 had SAR's attached. No SAR's are attached to the options granted since 1991.

        AGGREGATE OPTION/SAR EXERCISES IN THE COMPANY'S 1998 FISCAL YEAR
                       AND MAY 31, 1998 OPTION/SAR VALUES

                                                                                                  VALUE OF
                                                                                                 UNEXERCISED
                                                                      NUMBER OF UNEXERCISED     IN-THE-MONEY
                                                                        OPTIONS/SAR'S AT        OPTIONS/SAR'S
                                                                             FISCAL               AT FISCAL
                                             SHARES                        YEAR-END(#)           YEAR-END($)
                                           ACQUIRED ON     VALUE           EXERCISABLE           EXERCISABLE
NAME                                       EXERCISE(#)    REALIZED        UNEXERCISABLE         UNEXERCISABLE
-----------------------------------------  -----------  ------------  ---------------------  -------------------
David P. Gruber..........................      94,000   $  2,125,747       134,167/43,833        641,750/175,789
J. Douglas Whelan........................      38,750        427,501        46,417/27,333        262,523/102,164
Edward J. Davis..........................          --             --             0/75,000                    0/0
Wallace F. Whitney, Jr...................      14,000        299,250       121,583/20,417       1,175,476/77,023
Frank J. Zugel...........................      22,873        247,281        74,126/27,333        417,001/102,164

------------------------

(1) The value of an SAR attached to an option granted prior to 1992 is equal to 80% of the excess of the fair market value of Shares of the Company's common stock on the date of exercise over the exercise price of such option.

AGREEMENTS WITH MANAGEMENT

    CHAIRMAN AND CHIEF EXECUTIVE OFFICER

    At the time of his election as President and Chief Executive Officer in 1994, Mr. Gruber and the Company entered into an agreement that provides for a two year rolling term of employment and for continuation of employee benefits in the event of termination of his employment under specified conditions. Mr. Gruber and the Company have also entered into a severance agreement, a performance share agreement and irrevocable trust arrangement, as well as the agreements pursuant to the LTIP (as defined below). In addition, when Mr. Gruber became Chief Executive Officer the Compensation Committee of the Company Board granted him 150,000 Shares under a performance share agreement at which time the Company's stock price was $5.125 per Share. The Shares granted to Mr. Gruber pursuant to this agreement are subject to restrictions. Under the performance share agreement, the Shares vested in Mr. Gruber only if he remained in the employ of the Company for a period of five years and if the Company's stock reached target price levels of at least $10 per Share with full vesting at $12 per Share. The $12 target has been achieved, and consequently the Compensation Committee of the Company Board has approved an arrangement whereby the 150,000 Shares were transferred to an irrevocable trust that will hold the Shares until May 24, 1999 when they will be distributed to Mr. Gruber or his estate. Mr. Gruber now beneficially owns 193,530 Shares, including the 150,000 Shares issued to him in accordance with his performance share agreement and the 28,500 Shares granted to him under the LTIP (as defined below). In addition, Mr. Gruber has been granted options to purchase a total of 178,000 Shares.

    SEVERANCE AGREEMENTS

    The Company has entered into severance agreements with each of its executive officers, that would provide such officers with specified benefits in the event of termination of employment within three years following a change of control of the Company when both employment termination and such change in control occur under conditions defined in the agreements. Such benefits include a payment equal to a maximum of 250% of the executive officer's annual compensation, continuation of insurance coverages for up to twenty-four months following termination and accelerated vesting of existing options and stock appreciation rights and certain benefits under the Company's deferred compensation plan. No benefits are payable under the severance agreements in the event of an executive officer's termination for cause, in the event of retirement, disability or death or in cases of voluntary termination in circumstances other than those specified in the agreements that would entitle an executive officer to benefits.

    EXECUTIVE LONG-TERM INCENTIVE PLAN

    In 1996 the Committee developed an Executive Long-Term Incentive Plan ("LTIP") which results in significant payouts to the participants if significant price appreciation in the Company's stock is achieved. Under the LTIP the Company's executive officers (including Messrs. Gruber, Whelan, Whitney and Zugel) and other key executives will not participate in the annual grant of stock options for the five year term of the LTIP. The LTIP provides for a one-time grant of stock options which are the normal options under the Company's stock option plan except that they vest in equal installments over four years rather than three. The second element of the plan consists of performance stock options that are ten year options that vest upon the achievement of certain stock prices. For example, 10% of the performance stock options vest if the stock reaches $21.00 per Share, and at $30.00 per Share the performance stock options become fully vested. In any event, the options vest seven years after the date of grant. The third element of the LTIP consists of performance shares which are subject to risk of loss and forfeiture if the price of the Shares does not achieve certain price levels. The price levels are the same as under the performance stock options, and if the stock reaches a price of $21.00 per Share, 10% of the performance shares vest and are not subject to forfeiture. Similarly if the price reaches $30.00 per Share, the performance shares vest in their entirety. If the stock fails to reach the target levels during the five year term of the LTIP, then the performance shares are forfeited to the extent the target levels have not been attained. At the time of the grants to executive officers under the LTIP on April 17, 1996, the price of the Company's stock was $16 5/8 per Share. As of September 15, 1997 the price of the Company's stock had reached the $27 per Share level and therefore 80% of the performance stock options have vested and restrictions on 80% of the performance shares have lapsed. Under the terms of the LTIP, the Committee has granted 202,125 stock options, 928,375 performance stock options, and 226,800 performance shares, including the grant to Mr. Gruber of 25,000 stock options, 115,000 performance stock options and 28,500 performance shares. In the event of a change of control of the Company, any remaining stock options, performance stock options and performance shares immediately vest and any and all restrictions lapse.

TOTAL STOCKHOLDER RETURN

    The graph presented below compares the yearly percentage change in the Company's cumulative total stockholder return, assuming dividend reinvestment, with the cumulative total return of the Dow Jones Equity Market Index, a broad market index, and the Dow Jones Aerospace & Defense Sector index, which includes several of the Company's most significant customers and other aerospace industry companies, for the five-year period ending May 31, 1998.

    The Stock Performance Graph assumes an investment of $100 in each of the Company and the two indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           AEROSPACE & DEFENSE   EQUITY MKT. INDEX    WYMAN-GORDON CO.
5/28/93                 $100.00             $100.00              $100.00
5/27/94                 $125.50             $104.20              $125.10
6/2/95                  $175.10             $124.40              $219.90
5/31/96                 $259.80             $160.20              $342.60
5/30/97                 $314.10             $206.10              $446.60
5/29/98                 $334.70             $270.50              $390.20

                                                                5/28/93      5/27/94     6/2/95      5/31/96      5/30/97
                                                              -----------  -----------  ---------  -----------  -----------
Aerospace & Defense.........................................         100        125.5       175.1       259.8        314.1
Equity Mkt. Index...........................................         100        104.2       124.4       160.2        206.1
Wyman-Gordon Co.............................................         100        125.1       219.9       342.6        446.6

                                                                5/29/98
                                                              -----------
Aerospace & Defense.........................................       334.7
Equity Mkt. Index...........................................       270.5
Wyman-Gordon Co.............................................       390.2

                         COMPENSATION COMMITTEE REPORT

OVERALL POLICY

    The Compensation Committee (the "Committee") of the Board of Directors is composed entirely of non-employee directors. The Committee is responsible for setting and administering the policies that govern the Company's executive compensation and stock ownership programs.

    The Company's executive compensation program is designed to be closely linked to corporate performance and return to stockholders. To this end, the Company maintains an overall compensation policy and specific compensation plans that tie a significant portion of executive compensation to the Company's success in meeting specified annual performance goals and to appreciation in the Company's stock price. The overall objectives of this strategy are to attract and retain talented executives, to motivate these executives to achieve the goals inherent in the Company's business strategy, to link executive and stockholder interests through equity based incentive plans and finally to provide a compensation package that recognizes individual contributions as well as overall business results.

    The Committee approves the compensation of David P. Gruber, Chairman and Chief Executive Officer, and other corporate executives, including Messrs. Davis, Whelan, Whitney and Zugel. The Committee also sets policies in order to ensure consistency throughout the executive compensation program. In reviewing the individual performance of the executives whose compensation is determined by the Committee (other than Mr. Gruber), the Committee takes into account Mr. Gruber's evaluation of their performance.

    There are three principal elements of the Company's executive compensation program: base salary, annual bonus and long-term stock-based incentives consisting of stock options and performance share grants. The Committee's policies with respect to each of these elements, including the bases for the compensation awarded to Mr. Gruber, are discussed below. In addition, while the elements of compensation described below are considered separately, the Committee takes into account the full compensation package provided by the Company to the individual, including pension benefits, supplemental retirement benefits, savings plans, severance plans, insurance and other benefits, as well as the programs described below. In carrying out its responsibilities the Committee has in recent years obtained advice from William M. Mercer & Co. and Towers Perrin, compensation consulting firms.

BASE SALARIES

    Base salaries for new executive officers are initially determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace, including a comparison to base salaries for comparable positions at other companies.

    Annual salary adjustments are determined by evaluating the performance of the Company and of each executive officer, and also take into account changed responsibilities. The Committee also uses industry surveys to assist in ensuring that executive salaries are consistent with industry practice.

    Mr. Gruber serves as Chairman and Chief Executive Officer of the Company pursuant to a May 16, 1994 Employment Agreement. Mr. Gruber's Employment Agreement calls for the payment of an annual base salary of $300,000 during his service as the Company's Chief Executive Officer or such higher amount as the Board may determine. The Committee and the Board have set Mr. Gruber's annual salary at $475,000 and have voted to increase such annual salary to $510,000 effective October 1998.

ANNUAL BONUS

    The Company maintains a Management Incentive Plan ("MIP") under which executive officers are eligible for an annual cash bonus. The Committee approves individual employee's participation in, and awards under, the MIP based on recommendations of Mr. Gruber. The Committee established goals for earnings per share and return on investment as the basis of MIP payouts for Fiscal Year 1998. In addition, the Committee retained a 20% discretionary factor in determining annual incentive compensation. Under the MIP, Mr. Gruber can receive an incentive payment up to 90% of his base salary. For other participants in the MIP, the maximum bonus opportunities range from 55% to 75% of base salary. Due in large measure to the unexpected problems with the Company's 29,000 ton press in Houston, the Company did not meet its goals for earnings per share and return on investment for Fiscal Year 1998. Recognizing, however, the efforts by management in overcoming the problems created by the press outage, the Committee authorized bonus payments equal to the 20% discretionary factor. As a result, Mr. Gruber earned a bonus of $85,500 for Fiscal Year 1998 while other executive officers earned bonuses ranging from 11% to 15% of base salary.

STOCK BASED COMPENSATION

    Under the Company's 1997 Long-Term Incentive Plan, which was approved by stockholders at the 1997 Annual Meeting of Stockholders, and under predecessor plans, options with respect to the Company's common stock may be granted to the Company's key employees. In addition, the Committee may grant other stock-based awards such as restricted shares, performance shares, phantom shares, performance units and bonus awards. The Committee sets guidelines for the size of awards based on similar factors, including industry surveys, as those used to determine base salaries and annual bonus.

    Stock-based compensation is designed to align the interests of executives with those of the stockholders. The approach is designed to provide an incentive for the creation of stockholder value since the benefit of the compensation package cannot be realized unless stock price appreciates. In the past the Committee has made annual grants of stock options, and during the Company's 1998 Fiscal Year the Committee granted options to a total of 124 key employees. The Committee believes that broad dissemination of options within the Company enhances the benefits to the Company of stock-based incentives. The Committee also believes that significant equity interests in the Company held by the Company's management align the interests of stockholders and management and foster an emphasis on the creation of stockholder value.

    In order to focus on the creation of long-term stockholder value, and with the advice of Towers Perrin, in 1996 the Committee developed an Executive Long-Term Incentive Plan ("LTIP") which results in significant payouts to the participants if significant price appreciation in the Company's stock is achieved. Under the LTIP the Company's executive officers (including Messrs. Gruber, Whelan, Whitney and Zugel) and other key executives will not participate in the annual grant of stock options for the five year term of the LTIP. The LTIP provides for a one-time grant of stock options which are the normal options under the Company's stock option plan except that they vest in equal installments over four years rather than three. The second element of the plan consists of performance stock options that are ten year options that vest upon the achievement of certain stock prices. For example, 10% of the performance stock options vest if the stock reaches $21.00 per Share, and at $30.00 per Share the performance stock options become fully vested. In any event, the options vest seven years after the date of grant. The third element of the LTIP consists of performance shares which are subject to risk of loss and forfeiture if the price of the Shares does not achieve certain price levels. The price levels are the same as under the performance stock options, and if the stock reaches a price of $21.00 per Share, 10% of the performance shares vest and are not subject to forfeiture. Similarly if the price reaches $30.00 per Share, the performance shares vest in their entirety. If the stock fails to reach the target levels during the five year term of the LTIP, then the performance shares are forfeited to the extent the target levels have not been attained. At the time of the grants to executive officers under the LTIP on April 17, 1996, the price of the Company's stock was $16 5/8 per Share. As of September 15, 1997 the price of the Company's stock had reached the $27 per Share level and therefore 80% of the performance stock options have vested and restrictions on 80% of the performance shares have lapsed. Under the terms of the LTIP, the Committee has granted 202,125 stock options, 928,375 performance stock options, and 226,800 performance shares, including the grant to Mr. Gruber of 25,000 stock options, 115,000 performance stock options and 28,500 performance shares.

    When Mr. Gruber became Chief Executive Officer on May 24, 1994 the Committee granted him 150,000 Shares under a Performance Share Agreement at which time the Company's stock price was $5.125 per Share. The Shares granted to Mr. Gruber pursuant to this Agreement are subject to restrictions. Under the Performance Share Agreement, the Shares vested in Mr. Gruber only if he remained in the employ of the Company for a period of five years and if the Company's stock reached target price levels of at least $10 per Share with full vesting at $12 per Share. The $12 target has been achieved, and consequently the Committee has approved an arrangement whereby the 150,000 Shares were transferred to an irrevocable trust that will hold the Shares until May 24, 1999 when they will be distributed to Mr. Gruber or his estate. Mr. Gruber now beneficially owns 185,852 Shares, including the 150,000 Shares issued to him in accordance with the Performance Share Agreement and the 28,500 Shares granted to him under the LTIP. In addition, Mr. Gruber has been granted options to purchase a total of 372,000 Shares.

TAX MATTERS

    The Omnibus Budget Reconciliation Act of 1993 imposes a limit, with certain exceptions, on the amount that a publicly held corporation may deduct in any year for the compensation paid or accrued with respect to its five most highly compensated officers. The Committee intends to try to preserve the tax deductibility of all executive compensation while maintaining the Company's compensation program as described in this report. Towards this end the Company's 1997 Long-Term Incentive Plan approved by the shareholders at the 1997 Annual Meeting of Shareholders has been designed in such a manner so that awards thereunder to the Company's executive officers, including LTIP awards, will qualify as performance-based compensation and, therefore, deductible by the Company.

CONCLUSION

    Through the incentive and stock-based option programs described above, a significant portion of the Company's executive compensation is linked directly to individual and corporate performance and stock price appreciation. The Committee intends to continue the policy of linking executive compensation to corporate performance and return to stockholders.

                            E. PAUL CASEY, CHAIRMAN
                                CHARLES W. GRIGG
                                 JUDITH S. KING
                               H. JOHN RILEY, JR.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                           CERTAIN BENEFICIAL OWNERS

    The following table sets forth as of May 17, 1999 (except as otherwise indicated) certain information regarding the beneficial ownership of the Shares of the Company's common stock by (i) each person or "group" (as that term is defined in Section 13(d)(3) of the Exchange Act) known by the Company to be the beneficial owner of 5% or more of the outstanding Shares, (ii) each of the Company's directors, nominees for director and executive officers and (iii) all directors and executive officers as a group. Except as otherwise indicated, each person listed below has sole voting and investment power over the shares of Common Stock shown as beneficially owned.

                                                               NUMBER OF SHARES         OPTIONS
                                                              BENEFICIALLY OWNED      EXCERCISABLE      PERCENT OF
NAME                                                                 (1)             WITHIN 60 DAYS      CLASS (2)
-----------------------------------------------------------  --------------------  ------------------  -------------
ICM Asset Management, Inc. (3).............................         3,649,523                                 10.3%
601 W. Main Ave., Suite 600
Spokane, WA 99201

Scudder Kemper Investments, Inc.(4)........................         2,130,500                                  6.0%
345 Park Ave.
New York, NY 10154

Directors and Officers:
  E. Paul Casey............................................            25,372               3,999
  Warner S. Fletcher (5)(6)................................         2,684,349               3,999              7.6%
  Robert G. Foster.........................................             1,072               3,999
  Charles W. Grigg.........................................             3,372               1,666
  David P. Gruber..........................................           193,530             148,750
  M Howard Jacobson........................................             1,372               3,999
  Robert L. Leibensperger..................................             1,372                 666
  Andrew E. Lietz..........................................             5,372                 666
  William T. McGovern......................................                --                  --
  Sanjay N. Shah...........................................            14,247             151,340
  J. Stewart Smith.........................................            10,010               9,395
  Colin Stead..............................................            15,040              25,792
  J. Douglas Whelan........................................            24,491              54,000
  David A. White, Jr.......................................             1,500               1,666
  Wallace F. Whitney, Jr...................................            12,507             122,375
  Frank J. Zugel...........................................            24,463              75,709
  All directors and executive officers as a
    group (5)(6)...........................................           815,456             608,021              4.0%

------------------------

(1) The address of all directors and executive officers is Wyman-Gordon Company, 244 Worcester Street, North Grafton, MA 01536

(2) Unless otherwise indicated, less than one percent. Includes exercisable options.

(3) Based on information contained in a Schedule 13G filed by ICM Asset Management, Inc. with the Securities and Exchange Commission on March 10, 1999.

(4) Based on information contained in a Schedule 13G filed by Scudder Kemper Investments, Inc. with the Securities and Exchange Commission on February 16, 1999.

(5) Warner S. Fletcher is one of the five trustees of The Stoddard Charitable Trust (the "Stoddard Trust"), a charitable trust which owns 1,458,000 Shares. The Shares owned by the Stoddard Trust are therefore reported in the above table. Mr. Fletcher disclaims any beneficial interest in the Shares owned by the Stoddard Trust.

(6) Mr. Fletcher is a trustee of the Fletcher Foundation, which holds 311,000 Shares and of other trusts that hold 119,880 Shares for the benefit of Judith S. King, a former director of the Company, and her sister, who are his cousins, and 313,733 Shares for the benefit of his sister. Although the Shares owned by the Fletcher Foundation and by such trusts are therefore reported in the above table, Mr. Fletcher disclaims beneficial ownership of such Shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

    Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports and amendments thereto furnished to the Company and written representations that no other reports were required during, or with respect to, Fiscal 1998, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were satisfied except for the Securities and Exchange Commission filings on Form 4 for a former director of the Company which were not timely filed. Such filings have been subsequently corrected.

                                                                         ANNEX I

          DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PARENT

    Set forth in the table below are the names and present principal occupations or employments, and the material occupations, positions, offices, and employments during the past five years, for the directors and corporate officers of WGC Acquisition Corp. and Precision Castparts Corp., and the name, principal business and address for any corporation or other organization in which such employment is carried on. Each person listed below is of United States citizenship (except for Mr. Waite, who is a British citizen) and, unless otherwise indicated, positions have been held for the past five years. Directors are identified by an asterisk (*) and the year in which such person became a director is indicated in parentheses.

                           PRECISION CASTPARTS CORP.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                    (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                           HELD DURING PAST FIVE YEARS
-------------------------------------  --------------------------------------------------------------------------
William C. McCormick* (1986).........  Chairman of PCC since October 1994; Chief Executive Officer of PCC since
Precision Castparts Corp.              August 1991
4650 SW Macadam, Suite 440
Portland, OR 97201

Vernon E. Oechsle* (1996)............  President and Chief Executive Officer of Quanex Corporation, a
Precision Castparts Corp.+             manufacturer of steel bars, aluminum shapes and steel tubes and pipes, since 1995; formerly Chief Operating Officer of Quanex Corporation

Peter R. Bridenbaugh* (1995).........  Retired; through December 1997, Executive Vice President -- Automotive,
Precision Castparts Corp.+             Aluminum Co. of America, an integrated producer of aluminum and other products for the packaging, aerospace, automotive, building and construction, and commercial and industrial markets; from 1994-1996,
                                       Executive Vice President and Chief Technical Officer, Aluminum Co. of
                                       America

Steven G. Rothmeier* (1994)..........  Chairman and Chief Executive Officer of Great Northern Capital, a private
Precision Castparts Corp.+             investment and merchant banking firm

Dean T. DuCray* (1996)...............  Retired; until April 1998, Vice President and Chief Financial Officer of
Precision Castparts Corp.+             York International Corporation, a manufacturer of heating, air conditioning, ventilation and refrigeration equipment

Don R. Graber* (1995)................  President and Chief Executive Officer of Huffy Corporation, a manufacturer
Precision Castparts Corp.+             of outdoor leisure equipment and provider of retail services, since
                                       December 1997; from 1996 to 1997, President and Chief Operating Officer of
                                       Huffy Corporation; previously, President of Worldwide Household Products
                                       Group, The Black & Decker Corporation; from 1992 to 1994, President of
                                       Black & Decker International Group

Roy M. Marvin* (1967)................  Retired; Through May 1996, Vice President-Administration and Secretary of
Precision Castparts Corp.+             PCC

William D. Larsson...................  Vice President and Chief Financial Officer of PCC
Precision Castparts Corp.+

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                    (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                           HELD DURING PAST FIVE YEARS
-------------------------------------  --------------------------------------------------------------------------
Peter G. Waite.......................  Executive Vice President of PCC and President of PCC Airfoils, Inc.
Precision Castparts Corp.+

Mark Donegan.........................  Executive Vice President of PCC and President of PCC Structurals, Inc.
Precision Castparts Corp.+

David W. Norris......................  Executive Vice President of PCC and President of PCC Flow Technologies,
Precision Castparts Corp.+             Inc. since 1996; from 1991-1996, President of Keystone Controls (North
                                       America) Division of Keystone International, Inc.

Gregory M. Delaney...................  Executive Vice President of PCC and President of PCC Specialty Products,
Precision Castparts Corp.+             Inc. since 1998; from 1997-1998, President of Wygand Industrial Division of Emerson Electric Company; from 1996-1997, Executive Vice President of
                                       Sales, Marketing and Engineering, Wygand Industrial Division of Emerson
                                       Electric Company; from 1995-1996, Vice President of Marketing,
                                       Refrigerator Division of Copeland Corporation, a subsidiary of Emerson
                                       Electric Company

James A. Johnson.....................  Treasurer of PCC
Precision Castparts Corp.+

Shawn R. Hagel.......................  Corporate Controller of PCC since 1997; from 1995-1997, Manager of
Precision Castparts Corp.+             Financial Reporting of PCC; from 1993-1995, Manager, Deloitte & Touche LLP

Mark R. Roskopf......................  Director of Taxes of PCC since 1999; from 1997-1999, Director of
Precision Castparts Corp.+             International Tax, Case Corporation; from 1993-1997, Manager of Tax
                                       Reporting, Case Corporation

                             WGC ACQUISITION CORP.

                                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME AND RESIDENCE                                    (AND PRINCIPAL BUSINESS); MATERIAL POSITIONS
OR BUSINESS ADDRESS                                           HELD DURING PAST FIVE YEARS
-------------------------------------  --------------------------------------------------------------------------
William C. McCormick*................  Chairman of PCC since October 1994; Chief Executive Officer of PCC since
WGC Acquisition Corp.+                 August 1991; Chief Executive Officer of the Purchaser
4650 SW Macadam, Suite 440
Portland, OR 97201

William D. Larsson*..................  Vice President and Chief Financial Officer of PCC; Vice President of the
WGC Acquisition Corp.+                 Purchser

------------------------

+ The principal business address of the corporation or other organization for which the listed individual's principal occupation is conducted is set forth at the first place at which the name of such corporation or other organization appears in this Annex I.